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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Most Home Corp.
(Name of Issuer)

Common and Series A Preferred Stock
(Title of Class of Securities)

61970P102
(CUSIP Number)

Kenneth Landis
Suite 100 - 11491 Kingston Street
Maple Ridge, British Columbia, Canada V2X 0Y6
Tel: (604) 460-7631
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 61970P102

1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Kenneth Landis
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☒ (B) ❑
3. SEC Use Only
4. Source of Funds (See Instructions) WC (of 612559 B.C. Ltd.)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
6. Citizenship or Place of Organization: British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	945,000 shares of common stock, together with stock options to acquire 675,000 shares of common stock and share purchase warrants to acquire 375,000 shares of common stock.
	8. Shared Voting Power	1,399,773 shares of common stock, together with a private option to acquire 417,118 shares of common stock and 2,871,559 Series A Preferred Shares. (1)
	9. Sole Dispositive Power	945,000 shares of common stock, together with stock options to acquire 675,000 shares of common stock and share purchase warrants to acquire 375,000 shares of common stock.
	10. Shared Dispositive Power	1,399,773 shares of common stock, together with a private option to acquire 417,118 shares of common stock and 2,871,559 Series A Preferred Shares. (1)

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

2,344,773 shares of common stock, together with stock options to acquire 675,000 shares of common stock, share purchase warrants to acquire 375,000 shares of common stock, and a private option to acquire 417,118 shares of common stock and 2,871,559 Series A Preferred Shares. (1)

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑

13.   Percent of Class Represented by Amount in Row 11

21.5% of common; 100% of Series A Preferred. Reporting Person's ownership percentage of outstanding Most Home stock on a fully converted basis would be 32.5%. (2)

14. Type of Reporting Person (See Instructions) IN (Individual)

Note (1): The 1,399,773 shares of common stock, and the private option to acquire 417,118 shares of common stock and 2,871,559 Series A Preferred Shares, are owned by 612559 B.C. Ltd. ("612559"). 612559 has been granted the power to vote the 417,118 shares of common stock and 2,871,559 Series A Preferred Shares, and 612559 may therefore be deemed to have beneficial ownership of such securities. The beneficial ownership of such securities is being reported in this Schedule 13D because the Reporting Person may be deemed to have beneficial ownership of such securities as a result of being a director of 612559. Mr. Landis shares the power to vote, and to dispose of, the said securities with the other two directors of 612559 - Kenneth Galpin and George Shahnazarian.

Mr. Galpin and Mr. Shahnazarian have a business address c/o Suite 100, 11491 Kingston Street, Maple Ridge, British Columbia, Canada V2X 0Y6. Mr. Galpin is the President, CEO and a director of Most Home Corp. and is also the President and a director of 612559. Mr. Shahnazarian is the Secretary of Most Home Corp., Secretary and a director of 612559, and Chief Financial Officer of MGA Connectors.

During the last five years, to the best of Mr. Landis' knowledge, Mr. Galpin and Mr. Shahnazarian have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best of Mr. Landis' knowledge, Mr. Galpin and Mr. Shahnazarian have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Note (2): The calculation of the foregoing percentage is based on 16,669,515 shares of common stock outstanding as of December 19, 2003, as reported in Most Home's Form 10-QSB filed with the Securities and Exchange Commission on December 19, 2003 for the quarterly report ended October 31, 2003, and assumes the exercise of stock options and share purchase warrants to acquire 1,050,000 shares of common stock, and the exercise of a private option to acquire 417,118 shares of common stock and 2,871,559 Series A Preferred Shares.

Item 1. Security and Issuer

This statement relates to the shares of common stock, par value $.001 per share, and the Series A Preferred Shares, par value $.001 per share, of Most Home Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are presently located at Suite 100, 11491 Kingston Street, Maple Ridge, British Columbia, Canada V2X 0Y6.

Item 2. Identity and Background

(a)   The name of the person filing this statement is Kenneth Landis.

(b)   Mr. Landis has a business address of Suite 100, 11491 Kingston Street, Maple Ridge, British Columbia, Canada.

(c)   Mr. Landis is a director of Most Home Corp., a director of 612559, and the President and owner of Landmark Truss & Lumber Inc.

(d)   During the last five years, Mr. Landis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, Mr. Landis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship - Canadian.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a verbal agreement, 612559 has been purchasing shares of common stock on the 1st and 15th day of the month every month since August 2003, from Mr. and Mrs. William Coughlin. Mr. Coughlin was a director and officer of the Issuer, who resigned in February 2002. Each purchase is for 8,333 shares at a purchase price of $2,500. As of February 2, 2004, an aggregate sum of $30,000 have been paid to Mr. and Mrs. Coughlin. The source of funds is from 612559's working capital. 612559 has agreed to continue purchasing shares from Mr. and Mrs. Coughlin until they have disposed of their 417,118 shares of common stock and 2,871,559 Series A Preferred Shares of the Company. Future half-monthly payments of $2,500 are at $.40 per share. 612559 does not intend to borrow funds for future payments. 612559 may require capital contributions from its shareholders. Mr. Landis is a shareholder of 612559 and may or may not contribute to 612559's cash capital. If Mr. Landis does contribute to 612559's cash capital, Mr. Landis presently does not intend to borrow funds for such contribution.

Item 4. Purpose of Transaction

Mr. Landis and 612559 acquired the securities of Most Home Corp. for investment purposes. 612559's acquisition of securities is also an alternate arrangement to 612559's option to acquire 417,118 shares of common stock and 2,871,559 Series A Preferred Shares, granted by Mr. and Mrs. Coughlin in September 2000.

Depending on general market and economic conditions affecting Most Home Corp. and other relevant factors, Mr. Landis may purchase additional securities of Most Home Corp. or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr. Landis reserves the right to actively pursue various proposals which could relate to or would result in:

(a)   The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)   Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)   The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages.

(b)   The powers that the reporting person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages.

(c)   All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2004

/s/  Kenneth Landis
Kenneth Landis